August 22, 2018

Milton C. Ault, III
Chief Executive Officer
DPW Holdings, Inc.
20 Shipyard Way
Newport Beach, CA 92663

       Re: DPW Holdings, Inc.
           Form S-3, filed July 23, 2018
           File No. 333-226301

Dear Mr. Ault:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed July 23, 2018

About the Company, page 3

1. Where you refer to acquisitions, such as Enertec, please disclose the nature of the business acquired. Include the status of any pending acquisition and discuss delays in completing the acquisition and reasons for those delays.
General

2. Please file or identify the filing with which you have included the agreements you highlight in the last three paragraphs on page 4, the fifth paragraph on page 5, and the last three paragraphs on page 6. Also address the CEO guarantee mentioned on page 5.
       Include in your response the applicable exhibit number, if any.
 Milton C. Ault, III
DPW Holdings, Inc.
August 22, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tom Jones, Staff Attorney, at 202-551- 3602 or Amanda Ravitz,
Assistant Director at 202-551-3412 with any other questions.



FirstName LastNameMilton C. Ault, III                      Sincerely,
Comapany NameDPW Holdings, Inc.
                                                           Division of
Corporation Finance
August 22, 2018 Page 2                                     Office of
Electronics and Machinery
FirstName LastName